SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Annual Financial Report

AVIVA PLC

2010 ANNUAL REPORT AND ACCOUNTS AND
2010 ANNUAL REPORT ON FORM 20-F

Following the release by Aviva plc (the "Company") on 3 March 2011 of the Company's 2010 Preliminary Results Announcement for the year ended 31 December 2010, the Company announces that it has today issued the documents listed below:

2010 Annual Report and Accounts
2010 Annual Report on Form 20-F, which has been filed with the United States Securities and Exchange Commission

The documents are available to view on the Company's website at www.aviva.com/reports and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

The Company's Notice of Annual General Meeting 2011 and ancillary documents, together with hard copy 2010 Annual Report and Accounts, will be made available to shareholders on 29 March 2011.

Printed copies of the 2010 Annual Report and Accounts can be requested free of charge by shareholders from 29 March 2011 by contacting the Company's Registrar, Equiniti, on 0871 3842953* or at aviva@equiniti.com, or by writing to the Group Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.

The 2010 Annual Report and Accounts contains the following statement regarding responsibility for the financial statements and the directors' report included in the report (references are to pages of the 2010 Annual Report and Accounts):

Each of the directors listed on pages 94 and 95 confirms that, to the best of their knowledge:

(a)  the Group and Company financial statements in this report, which have been prepared in accordance with IFRS as adopted by the EU, International Financial Reporting Interpretations Committee's interpretation and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and results of the Company and of the Group taken as a whole; and

(b)  the Directors' Report includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

-ends-

Contacts:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

* Calls to this number are charged at 8 pence per minute from a BT landline.  Charges from other telephone providers may vary. Lines are open from 8.30am to 5.30pm, Monday to Friday UK time.  If you are calling from outside the UK please dial +44 (0)121 415 7046.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  24 March, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary